Exhibit (e)
NILSINE PARTNERS NP1X FUND
DISTRIBUTION REINVESTMENT PLAN

Nilsine Partners NP1X Fund, a Delaware statutory trust (the “Fund”), hereby adopts the following Distribution Reinvestment Plan (the “Plan”) with respect to distributions declared by its board of trustees (the “Board”) on its shares of beneficial interest (the “Shares”).

Section 1.     Participation; Agent.  The Fund’s Plan is available to shareholders of record of the Shares.  Proteus Financial Solutions, LLC (the “Agent”), acting as agent for each participant in the Plan, will apply income dividends or capital gains or other distributions (each, a “Distribution,” and collectively, “Distributions”), net of any applicable U.S. withholding tax, that become payable to such participant on Shares (including Shares held in the participant’s name and Shares accumulated under the Plan), to the purchase of additional whole and fractional Shares for such participant.

Section 2.     Eligibility and Election to Participate.  Participation in the Plan is limited to registered owners of Shares.  The Fund’s Board reserves the right to amend or terminate the Plan.  Shareholders automatically participate in the Plan, unless and until an election is made to withdraw from the Plan on behalf of such participating shareholder.  If participating in the Plan, a shareholder is required to include all of the Shares owned by such shareholder in the Plan.

Section 3.     Share Purchases.  When the Fund declares a Distribution, Agent, on the shareholder’s behalf, will receive additional authorized Shares from the Fund.  The number of Shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s net asset value per Share.  There will be no sales load charged on Shares issued to a shareholder under the Plan.  In making purchases for the accounts of participants, the Agent may commingle the funds of one participant with those of other participants in the Plan.  All Shares purchased under the Plan will be held in the name of each participant.  In the case of shareholders, such as banks, brokers, or nominees, that hold Shares for others who are beneficial owners participating under the Plan, the Agent will administer the Plan on the basis of the number of Shares certified from time to time by the record shareholder as representing the total amount of Shares registered in the shareholder’s name and held for the account of beneficial owners participating under the Plan.

Section 4.     Timing of Purchases.  The Fund expects to issue Shares pursuant to the Plan immediately following each Distribution payment date, and the Agent will make every reasonable effort to reinvest all Distributions on the date the Distribution is paid (except where necessary to comply with applicable securities laws) by the Fund.  If, for any reason beyond the control of the Agent, reinvestment of the Distributions cannot be completed within 30 days after the applicable Distribution payment date, funds held by the Agent on behalf of a participant will be distributed to that participant.

Section 5.     Account Statements.  The Agent will maintain all shareholder accounts and furnish or cause to be furnished written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records.  The Agent will hold Shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those Shares purchased pursuant to the Plan.  The Agent will confirm to each participant each acquisition made pursuant to the Plan as soon as practicable.  No less frequently than quarterly, the Agent will provide to each participant an account statement showing the Distribution, the number of Shares purchased with the Distribution, and the year-to-date and cumulative Distributions paid.  The Agent will distribute or cause to be distributed all proxy solicitation materials, if any, to participating shareholders.

Section 6.     Expenses.  There will be no direct expenses to participants for the administration of the Plan.  There is no direct service charge to participants with regard to purchases under the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the participants.  Administrative fees associated with the Plan will be paid by the Fund.

Section 7.     Taxation of Distributions.  The reinvestment of Distributions does not relieve the participant of any taxes which may be payable on such Distributions.

Section 8.     Share Certificates.  The Agent will hold Shares in the account of the shareholders in non-certificated form in the name of the participant.  Each participant, nevertheless, has the right to request certificates for whole and fractional Shares owned.  The Fund will issue certificates in its sole discretion.

Section 9.     Voting of Shares.  Shares issued pursuant to the Plan will have the same voting rights as the Shares issued pursuant to the Fund’s private placement in accordance with Rule 506(b) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), or Regulation S under the Securities Act.

Section 10.     Absence of Liability.  Neither the Fund nor the Agent shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the Plan, nor shall they have any duties, responsibilities, or liabilities except such as expressly set forth herein.  Neither the Fund nor the Agent shall be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claims of liability: (i) arising out of the failure to terminate a participant’s account prior to receipt of written notice of such participant’s death; or (ii) with respect to prices at which Shares are purchased or sold for the participant’s account and the terms on which such purchases and sales are made.  NOTWITHSTANDING THE FOREGOING, LIABILITY UNDER THE U.S. FEDERAL SECURITIES LAWS CANNOT BE WAIVED.

Section 11.     Termination of Participation.  A shareholder who does not wish to have Distributions automatically reinvested may terminate participation in the Plan at any time by written instructions to that effect to the Agent.  Such written instructions must be received by the Agent at least 30 days prior to the record date of the Distribution (or the date the Distribution is declared, if different from the record date) or the shareholder will receive such Distribution in Shares through the Plan.

Section 12.     Amendment, Supplement, Termination, and Suspension of Plan.  These terms and conditions may be amended by the Agent or the Fund at any time but, except when necessary or appropriate to comply with applicable law or the rules or policies of the Securities and Exchange Commission or any other regulatory authority, only by mailing to each participant appropriate written notice at least 30 days prior to the effective date thereof.  The amendment shall be deemed to be accepted by each participant unless, prior to the effective date thereof, the Agent receives notice of the termination of the participant’s account under the Plan.  Any such amendment may include an appointment by the Agent of a successor Agent, subject to the prior written approval of the successor Agent by the Fund.  The Fund may suspend the Plan at any time without notice to the participants.

Section 13.     Governing Law.  This Plan and the authorization form signed by the participant (which is deemed a part of this Plan) and the participant’s account shall be governed by and construed in accordance with the laws of the State of Delaware.